Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

March 27, 2018

VIA EDGAR

Lisa Larkin

U.S. Securities and Exchange Commission (the “SEC”)

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund (the “Fund”) (File No. 811-21519)

Ms. Larkin:

This letter responds to comments provided telephonically by the Staff to the undersigned on October 30, 2017, regarding the registration statement of the Fund on Form N-2 filed with the Securities and Exchange Commission (“SEC”) on September 28, 2017 (Accession No. 0000940394-17-001881) (the “Filing”). The comments and the Fund’s responses are set forth below. Changes to disclosure noted below will be set forth in Pre-Effective Amendment No. 1 to the Filing (the “Amendment”).

Registration Statement

  Comment: Under the Fund’s description of Portfolio Contents, it is stated that “[d]uring periods of high or rising concern about inflation, the Fund may emphasize investments in common stocks of issuers whose businesses are related to “hard assets,” such as energy, other natural resources and real estate (“Hard Asset Stocks”).” Please confirm whether energy, other natural resources and real estate are considered “hard assets.” Additionally, please clarify why investing in hard assets is intended to address concerns regarding inflation.

Response: The Fund considers energy, other natural resources and real estate to be categories of “hard assets” and may invest in the common stocks of issuers in related businesses. The Fund believes that investing in hard assets may address concerns regarding inflation because the values of such businesses, and therefore their common stock prices, historically have appreciated in higher inflationary environments. Such businesses typically have a low correlation with the overall stock market and investors have traditionally looked to them for inflation hedges.

  Comment: Under the Fund’s description of Portfolio Contents, it is stated that the Fund may invest in common and preferred stocks of both U.S. and foreign issuers, and that under normal market conditions the Fund will invest at least 25% of its total managed assets in the securities of U.S. issuers and at least 30% of its total managed assets in the securities of issuers located in countries outside of the United States. The Staff notes that “Global” is included in the Fund’s name and that the Staff views this as a 40% requirement, under normal circumstances. Please reconcile the disclosure with Rule 35d-1 or explain supplementally how this disclosure is consistent with the Staff’s guidance.

Response: The Fund believes that the use of the term “global” in the Fund’s principal investment strategy is consistent with Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Release”). The Release states that the term “global” connotes “diversification among investments in a number of different countries throughout the world” (emphasis added). While the Release states that use of the term “global” in a fund’s name is not subject to Rule 35d-1, the U.S. Securities and Exchange Commission (the “SEC”) indicated that it would expect that funds using “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.” The Release does not expressly state that a fund with “global” in its name must invest at least 40% of its assets outside the United States.

In response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to funds with global in their names, the ICI reported to its members in June 2012 that the staff of the Division of Investment Management believes that one way to satisfy the requirement that a global fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and invest at least 40% of its assets outside the United States (30% in unfavorable market conditions) (the “40% Test”). According to the ICI notice, the staff indicated that the 40% Test is not compulsory and other approaches may be acceptable.

As of November 30, 2017, U.S. companies represented 59.49% of the MSCI World Index. As an actively managed fund, the Fund would be constrained in making active asset allocation decisions if it were to adopt the suggested 40%/30% test. The Fund believes that its proposed policy of investing, under normal market conditions: (a) at least 30% of its total managed assets in the securities of issuers located in countries other than the United States, which may include emerging market countries; and (b) in issuers located in at least five different countries (including the United States), meets the standards set forth in the release with respect to the use of the term “global” in a fund’s name. Further, the Fund believes that the foregoing investment policy is consistent with the use of “global” in the Fund’s name because it ensures not only the investment of a significant percentage of the Fund’s assets in non-U.S. companies but also provides a minimum country diversification with respect to such investments. The Fund believes that the Fund’s policy “connote[s] diversification among investments in a number of different countries throughout the world” as specified in footnote 42 to the Release.

  Comment: Under “INVESTMENT OBJECTIVE, POLICIES AND RISKS” it is stated that “[d]istributions of investment income reported by the Fund as derived from qualified dividend income will be taxed in the hands of individuals at the rates applicable to long-term capital gain…” Please clarify the meaning of “in the hands of the individual.”

Response: The disclosure in the Amendment will be supplemented to clarify that “in the hands of the individual” refers to the notion that dividends paid by the Fund that are qualified dividend income are taxed at the shareholder level at the long-term capital gain rate.

  Comment: Under “INVESTMENT OBJECTIVE, POLICIES AND RISKS,” it is stated that “Preferred Stocks may include other hybrid securities.” Please define “hybrid securities;” if such the specification is included elsewhere in the registration statement, please provide a cross-reference to such disclosure.

Response: The disclosure in the Amendment will be updated to reflect the following: “Hybrid securities generally possess characteristics common to both equity and debt securities. Preferred stocks, convertible securities, and certain debt obligations are types of hybrid securities. Hybrid securities generally have a preference over common stock in the event of the issuer’s liquidation and perpetual or near perpetual terms at time of issuance. Hybrid securities generally do not have voting rights or have limited voting rights. Because hybrid securities have both debt and equity characteristics, their values vary in response to many factors, including general market and economic conditions, issuer-specific events, changes in interest rates, credit spreads and the credit quality of the issuer, and, for convertible securities, factors affecting the securities into which they convert.

  Comment: Please clarify how the Fund determines “non-U.S. issuers.”

Response: The disclosure in the Amendment will be updated to reflect the following: “An issuer will be considered to be located outside of the United States if it is domiciled in, derives a significant portion of its revenue from, or its primary trading venue is outside the U.S.”

  Comment: The disclosure states that the Fund may invest up to 30% in securities rated below investment grade. If the definition of “securities rated below investment grade” includes instruments besides junk bonds, please include a description of those securities.

Response: The disclosure in the Amendment will be updated to indicate that, in addition to junk bonds, the Fund may invest in non-rated securities that the Adviser determines to be below investment grade.

  Comment: If the Fund writes (sells) credit default swaps, confirm that it will segregate the full notional amount payable under the agreement.

Response: Although the Fund does not presently intend to write (sell) credit default swaps, if it did so, the Fund confirms that it will segregate the full notional amount payable under the agreement.

  Comment: The Fund may engage in total return swaps. When the Fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a proposed rule and, prior to that, a concept release exploring issues relating to the use of derivatives by funds, including whether market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940, as amended (“1940 Act”). See Investment Company Act Release No. 31933 (Dec. 11, 2015) and Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Funds operate.

Response: The Fund acknowledges this comment.

  Comment: As the terms of each offering are not yet finalized, please provide an undertaking that the Fund will file an unqualified legality opinion and related consent of counsel, consistent with the views set forth in Staff Legal Bulletin No. 19. Please file both the unqualified legality opinion and consent of counsel as exhibits with the next Post-Effective Amendment.

Response: The Fund so confirms, and will submit to be filed with the Amendment a legality opinion and consent of counsel, as requested.

  Comment: Please include the form-of prospectus supplement to be used by the Fund when offering its common shares in the definitive filing.

Response: A form-of prospectus supplement to be used in connection with the offering of the Fund’s common shares will be filed with the Amendment.

  Comment: Under “DISTRIBUTIONS,” it is stated that “[t]he Fund may distribute more than its net investment income and net realized capital gains and, therefore, a distribution may include a return of capital.” Please include a plain English definition of “return of capital.”

Response: The Fund will add the following disclosure to the Amendment: “A return of capital is treated as a non-dividend distribution for tax purposes and is not subject to current tax. A return of capital reduces a shareholder’s tax cost basis in fund shares.”

  Comment: Please confirm that the Fund is not issuing preferred shares within one year. If the Fund is issuing preferred shares within one year, this must be contemplated in the fee table.

Response: The Fund is not issuing preferred shares within one year.

  Comment: Footnote 2 to the Summary of Fund Expenses states that “The Adviser will pay the expenses of the Offering (other than the applicable commissions).” Please confirm the Adviser pays the offering cost and if the Adviser can recoup such cost.

Response: The Fund confirms the Adviser is responsible for the offering cost related to the offering of common shares (other than the applicable commissions), as described in the Fund’s prospectus. The Adviser cannot recoup such cost.

  Comment: The Fee Table under “Summary of Fund Expenses” indicates “None” with regard to Dividend Reinvestment Plan Fees. Please update the Fee Table to indicate the $5.00 service charge consistent with footnote 3.

Response: The Fee Table included in the Amendment will be updated accordingly.

  Comment: If the Fund invests in contingent convertible securities, consider enhancing the disclosure for contingent convertible securities.

Response: The disclosure in the Amendment will be updated accordingly to state the following:

“Convertible Securities. A convertible security is a bond, debenture, note, preferred security, or other security that entitles the holder to acquire common stock or other equity securities of the same or a different issuer. A convertible security entitles the holder to receive interest paid or accrued or dividends paid until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities.”

Holders of convertible securities generally have a claim on the assets of the issuer prior to the common stockholders but may be subordinated to other debt securities of the same issuer. Certain convertible debt securities may provide a put option to the holder, which entitles the holder to cause the securities to be redeemed by the issuer at a premium over the stated principal amount of the debt securities under certain circumstances. Certain convertible securities may include loss absorption characteristics that make the securities more debt-like. This is particularly true of convertible securities issued by companies in the financial services sector.

The value of a convertible security may be influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.”

  Comment: Under the disclosure regarding the Fund’s sub-adviser and pursuant to Item 9(1)(b)(3) of Form N-2, please state what the fee is as a percentage of average net assets.

Response: The Fund does not pay the sub-adviser fee directly, rather the sub-adviser is paid by the adviser a portion of the fee it receives from the Fund. The fee paid by the Fund to the adviser is described in the prospectus as a percentage of average net assets. The total dollar amounts paid to the sub-adviser by the adviser is disclosed in the Fund’s SAI. As the sub-advisory fees are paid by the adviser and not the Fund, the Fund declines to make any changes in response to this comment.

  Comment: Item 17(2)(b) of Form N-2 requires a policy for call and put options. Please confirm whether disclosure regarding such policy is included in the Statement of Additional Information or elsewhere.

Response: Item 17(2)(b) of Form N-2 requires a description of “any” fundamental policy of the Fund with respect to writing put and call options. The Fund does not have a fundamental policy with respect to writing put and call options.

  Comment: The staff notes that the Fund is restricted from investing 25% or more of its total assets in any single industry or group of industries. Further, the disclosure states that the Fund reserves the right to invest 25% or more of its assets in each of the energy, raw materials, real estate, utilities and financial services sectors, and that a large economic or market sector will not be construed as a group of industries. Please explain the basis for determinations regarding sectors.

Response: The Global Industry Classification Standard (GICS) framework comprises 11 sectors and 68 industries. The Fund applies the 25% restriction to the Fund’s holdings at the industry level and not at the sector level.

  Comment: Please ensure references to Scott Eston as a Director of the Fund are removed in connection with his retirement, effective September 29, 2017.

Response: References to Mr. Eston have been removed except with respect to required disclosure relating to his compensation.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-7831.

Very truly yours,

/s/ Kimberly Roessiger

Kimberly Roessiger

Assistant Vice President